Exhibit 4.4

Dated 16 December 2017

GLAXOSMITHKLINE LLC

and

HAL V. BARRON

SERVICE AGREEMENT

This Agreement is made on 16 December 2017 between:

(1)	GLAXOSMITHKLINE LLC whose trading office is at Five Crescent Drive, Philadelphia, Pennsylvania 19112, USA (the “Company”); and

(2)	HAL V. BARRON of 315 Clipper Street, San Francisco, CA 94114, USA (the “Executive”).

1	Interpretation

1.1	In this Agreement (and any schedules to it)

“Accrued Obligations” means:

1.1.1

the Executive’s base salary under this Agreement through to the end of the month in which the Termination Date occurs at the rate in effect on the Termination Date and the reimbursement (in accordance with Group policy) of any expenses incurred by the Executive prior to the Termination Date;

1.1.2

any unpaid bonus pertaining to the previous financial year and the product of any target bonus for the financial year in which the Termination Date occurs and a fraction, the numerator of which is the number of days in the Company’s current financial year up to the Termination Date and the denominator of which is 365, paid as soon as practicable on or following the termination date;

1.1.3

any remuneration previously deferred by the Executive (together with any accrued interest) and not yet paid by the Company including payment for any accrued vacation not taken by the Executive, in each case paid in accordance with the applicable plan, policy or program of the Company; and

1.1.4	any other benefits to which the Executive is entitled, as determined in accordance with the applicable plans and policies of the Company;

“Agreement” means this employment agreement, which as of the date hereof supersedes and replaces any previous employment agreement between the Company and the Executive;

“Board” means the board of directors of the Company from time to time or any person or committee nominated by that board as its representative for the purposes of this Agreement;

“Chief Executive Officer” means the Chief Executive Officer of GSK plc from time to time;

“Employment” means the employment governed by this Agreement;

“Group” means the Company and any other Company controlling, controlled by or under the direct or indirect common control of the Company, including, without limitation, GSK plc and any of its subsidiaries from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“GSK Board” means the board of directors of GSK plc from time to time or any person or committee nominated by the GSK Board as its representative for the purposes of this Agreement;

“GSK plc” means GlaxoSmithKline plc;

“Termination Date” means the date on which the Employment terminates pursuant to this Agreement.

1.2	References to any statutory provisions include any modifications or re-enactments of those provisions.

1.3	In this Agreement terms used in the context of the GlaxoSmithKline Performance Share Plan shall have the meaning ascribed to them in such plan.

2	Employment

The Company confirms the Employment of the Executive, and the Executive confirms his Employment with the Company, on the terms and conditions set out in this Agreement.

3	Termination by Notice

3.1	The Employment under the terms of this Agreement shall be deemed to have commenced on 1 January 2018, and the Employment shall continue until:

(i)	the Employment is otherwise terminated in accordance with this Agreement; or

(ii)	not less than 12 calendar months’ notice in writing is given by the Company to the Executive; or

(iii)	not less than 12 calendar months’ notice in writing is given by the Executive to the Company; and, in any event,

(iv)

at no point beyond 31 December 2024. In the event that this Agreement shall terminate pursuant to this Clause 3.1(iv), then the Executive shall thereafter be deemed an employee “at will” and shall be entitled only to payment of Accrued Obligations.

3.2

The Company may, in its absolute discretion, lawfully terminate the Employment of the Executive at any time, with immediate effect and without cause, by paying in aggregate to the Executive within 30 days of the date notice of termination is given to him a sum equal to his base salary (excluding any other benefits) for the period this Agreement would otherwise continue following such notice (not to exceed the maximum period of 12 months). For this purpose, salary shall be the base salary in effect at the date of termination of the Employment.

4	Duties and Responsibilities

4.1

The Executive shall be appointed as Chief Scientific Officer and President R&D. The Executive will be compensated at GSK grade 0. The Executive shall have such powers and duties as are from time to time given to him by the Chief Executive Officer or, if different, the person to whom the Executive reports, consistent with the Employment and this Agreement.

4.2

During the Employment, the Executive shall devote his full business time and energies to the business and affairs of the Company and GSK plc, consistent with any other duties and responsibilities he may have to any Group Companies. The Executive’s time shall be allocated among the Group Companies in accordance with the Executive’s reasonable judgment and dependent upon the level of his responsibilities to any other Group Company, subject to the overall supervision and direction of the Chief Executive Officer or, if different, the person to whom the Executive reports.

4.3

The Executive shall not, without the prior written consent of the GSK Board, accept directorships, trusteeships and other appointments (other than of Group Companies) or carry on or be engaged, concerned or interested either directly or indirectly in any other business or for profit activity. A list of the directorships and outside interests of the Executive approved by the GSK Board as at the date of this Agreement is attached as Appendix 1 to this Agreement. Any fees earned by the Executive in respect of such authorised activities may be retained by the Executive.

4.4

While the location of the Executive’s activities shall be in or around San Francisco, CA subject to the overall supervision and direction of the Chief Executive Officer, in order to perform properly his duties, he will be required to undertake travel elsewhere in the world and in particular to the UK and Pennsylvania where the Company maintains its primary R&D centers. The Executive is required to reside at a location convenient to the Company’s offices in or around San Francisco, CA (or such other location as the Company may determine) during the Employment.

5	Salary, etc.

5.1

In consideration of the services to be rendered by the Executive and the promises and covenants made by the Executive under this Agreement, specifically including Section 16, the Executive shall be paid a base salary at the rate of $1,700,000 per annum payable in accordance with the Company’s pay practices for its executives from time to time in force (but not less frequently than calendar monthly). The salary will be credited to the Executive’s bank account notified to the Company for the purpose or paid to Executive in check or cash or another manner compliant with applicable law. Salary shall be reviewed annually in accordance with the Company’s normal administrative practices for its executives and may be increased (but not reduced) by the Company by such amount (if any) as it shall think fit.

5.2	The Executive shall be eligible, subject to Section 6.4, to participate:

(i)

in all such cash bonus plans and programmes as are made available from time to time for executives of the Company generally of the same grade in the relevant jurisdiction in accordance with the Company’s policy (or GSK plc’s policy, as applicable); and

(ii)

in respect of the salary provided by Section 5.1, in such incentive programmes as are made available from time to time for executives of the Company and/or GSK plc generally who are of the same grade in the relevant jurisdiction, in each case, subject to the terms and conditions of such bonus plans and programmes from time to time in force. Any grant of share options or awards of performance shares under such plans and programmes shall be granted subject to performance conditions as determined by the GSK Board. The Executive’s future participation in certain of these plans and programmes may be affected if the Executive does not satisfy the Share Ownership Requirements (as amended from time to time). It is agreed that in the event the Executive leaves the Company, the Executive will retain the relevant number of shares (as set out in the Share Ownership Requirements) until at least one year after the Termination Date. The Executive’s salary under Section 5.1 of this Agreement shall be inclusive of any fees or other remuneration to which the Executive may be entitled or receives as a Director, alternate Director, specialist adviser, consultant or by virtue of any other office or appointment in any Group Company. The Executive shall account to the Company for all such fees or other remuneration by paying over or procuring to be paid over the same to the Company.

5.3

No Group Company shall be liable for any costs or expenses, including any costs or expenses pertaining to travel undertaken by the Executive, incurred as a result of any activity or participation in any role or capacity external to and unrelated to the Group. It is agreed that the Executive will promptly reimburse the Company against any such costs that may be incurred by the Group. Further, the Executive authorises the Company at any time to deduct from his salary, or any other monies payable to him by the Company, all sums which he owes the Company. If this is insufficient, the Company will require repayment of the balance.

6	Expenses and other Benefits

6.1

The Company shall promptly reimburse to the Executive all reasonable travel and other out of pocket expenses properly incurred by him in the performance of his duties under the Employment. The Executive will submit claims for expense reimbursement to the Company regularly with appropriate supporting documentation, and in accordance with the Company’s policies in effect from time to time.

6.2

The medical benefit arrangements for the Executive and his family are as set out in the GlaxoSmithKline Executive Medical Plan (as amended from time to time). Details, including eligibility criteria, are set out in the TotalReward section on Connect GSK.

6.3

The Company at its expense shall provide the Executive with other benefits provided to executives of the Company of the same grade, and the Executive shall be eligible to participate in all benefit plans, practices and policies as are made available by the Company from time to time to its executives generally of the same grade subject to their terms and conditions from time to time in force. A list of all plans and programmes currently in operation is set out in Appendix 2. Details of the relevant plans and programmes are set out in the TotalReward section on Connect GSK.

6.4

The Company (and GSK plc, as applicable) reserves the absolute right and discretion to amend, modify or terminate all such benefits, plans and programmes as are referred to in Sections 5.2, 6.2, 6.3 and 8 at any time and for any reason.

7	Vacation

In addition to all Company Holidays, the Executive shall be entitled to 20 days’ vacation in each year at full pay, which shall accrue rateably during the calendar year in accordance with Company policy as in effect from time to time, to be taken at such times as the business of the Company may permit. On termination of the Employment the Executive will be entitled to be paid for any accrued vacation not taken and will reimburse the Company for any vacation taken but not accrued in accordance with the terms of Company policy as in effect from time to time.

8	Pension and Life Insurance

The Executive shall be eligible to participate in the GlaxoSmithKline Cash Balance Pension Plan and any other retirement plans or deferred compensation programmes made available by the Company to its senior executives in the United States, including, without limitation, the GlaxoSmithKline Retirement Savings Plan and the GlaxoSmithKline Executive Supplemental Savings Plan, subject to the terms and conditions of such programmes from time to time in force. Details of such current plans and programmes are accessible from the intranet site “Connect GSK” and they are subject to amendment or withdrawal at the Company’s discretion.

9	Illness and Leave of Absence

9.1	The Executive shall comply with the Company’s leave of absence policies from time to time in force.

9.2	The Executive shall be eligible to participate in the Company’s short-term and long-term disability plans or programmes in force from time to time.

9.3

If the Company has concerns about the Executive’s ability to perform the essential functions of his role, the Company may require the Executive to have a medical examination every year (or at such shorter intervals as they may agree between them), by a doctor approved by the Company. The costs of such examinations shall be borne by the Company. The Executive agrees and understands that this provision is job related and consistent with business necessity of the Company.

10	Inventions and Copyright

The Company’s Standard US Policy Requirements on Inventions, Copyright, and Confidentiality shall apply to the Executive. The Company’s current policy language is attached as Appendix 3, which is incorporated by reference into this Agreement. The Executive expressly acknowledges and agrees to the terms, conditions, and promises contained in Appendix 3.

11	Confidentiality; Company Securities

Without prejudice to any other duty owed to the Company or to any Group Company, the Executive shall not, except in the proper performance of his duties or as authorised by the Board, during or after the Employment, use, retain, or disclose to any person any Confidential Information (defined below) obtained or created by him during the Employment.

11.1

In the course of the Employment, the Executive will obtain trade secrets and confidential information belonging to or relating to Group Companies and other persons. He will treat such information as if it falls within the terms of Section 11 and Section 11 will apply with any necessary amendments, to such information. If requested to do so by the Company, the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as Section 11 with any amendments necessary to give effect to this provision.

11.2

For the purposes of this Agreement, the term “Confidential Information” shall include, but not be limited to confidential commercial, financial and strategic data pertaining to the Group and any other confidential information relating to the business or affairs of the Group including, without limitation, any invention, trade secret, manufacturing process or patent information. The term “Confidential Information” shall not include any information:

11.2.1	which is or becomes generally available to the public, or

11.2.2	which is acquired by the Executive apart from his association with the Group other than, in each case, as a result of disclosure by the Executive or by any person to whom he has supplied information or by any person in breach of a duty of confidentiality. In addition, the term “Confidential Information” shall not include any information which the Executive is required to disclose by applicable law or regulation or by order of a court or governmental body of competent jurisdiction.

11.3

During the Employment, the Executive shall be bound, in respect of transactions in securities issued by any Group Company, by the Company’s and GSK plc’s policies from time to time in effect on employee securities dealing. In particular, the Executive shall advise the Company Secretary, Chief Financial Officer, Chief Executive Officer or Chairman of GSK plc before he or any member of his immediate family seeks to trade in such securities and shall be bound by any directions given by the Company Secretary, Chief Financial Officer, Chief Executive Officer or Chairman.

12	General Termination Provisions

12.1	On the termination of the Employment for whatever reason, or at any other time when requested to do so by the Company, the Executive, upon receipt of written request from the Company, shall promptly:

(i)

deliver up to the Company any property belonging to the Company or any other Group Company which may be in his possession or under his control including Confidential Information, lists of customers, correspondence, documents and other property. The Executive will not retain any copies of any materials or other information. The Company shall promptly return to the Executive and permit him to remove from the premises of the Company and any other Group Company, any property, personal records, files, etc. belonging to the Executive; and

(ii)

resign on request by the Company or the GSK Board (if he has not already done so) from all offices held by him in the Company and any other Group Company (except for any he is entitled to retain under any separate agreement with any Group Company), failing which the Executive irrevocably authorises the Company or GSK plc to appoint an officer of the Company or GSK plc to execute all documents on his behalf and do all things necessary to effect such resignations; PROVIDED, however, that any such resignations pursuant to this Section 12.1(ii) shall be without prejudice to the Executive’s rights under this Agreement.

12.2	Any termination of the Employment shall be without prejudice to the Executive’s and the Company’s continuing obligations under this Agreement.

12.3	Upon the termination of the Executive’s Employment for whatever reason, the Executive shall immediately repay all outstanding debts or loans due to the Company or any Group Company.

12.4	The terms of the US GSK Severance Pay Plan or any other severance policy as in force from time to time, shall not apply to the Executive.

13	Termination due to Death or Inability to Perform Essential Functions

13.1

In the event of the Executive’s death the Employment will terminate automatically on the date of his death, which shall be the Termination Date for the purposes of this Agreement. His duly qualified executor shall be entitled to receive the Accrued Obligations.

13.2

The Company may elect to terminate the Employment immediately without advance notice or payment in lieu of notice by serving written notice, if an independent physician mutually agreeable to the Company and Executive has certified in writing that the Executive is unable to perform the essential functions of his role with or without reasonable accommodation and will not, to a reasonable degree of medical certainty, be able to resume performance of the essential functions of his duties with or without reasonable accommodations for the foreseeable future. The Executive hereby acknowledges and agrees that this provision is job related and consistent with business necessity, and that it would be an undue hardship for the Company to maintain the Employment under such circumstances. The Employment will terminate on the Termination Date specified in the Termination Notice.

13.3

In the event the Company delivers a Termination Notice under 13.2, the Executive shall immediately be relieved from all offices, appointments and responsibilities that he may then hold under the Employment and be relieved of any duty to work for or serve the Company or any Group Company. The Executive hereby acknowledges and agrees that this provision is job related and consistent with business necessity, and that it would be an undue hardship for the Company to maintain any of the Executive’s offices, appointments, or responsibilities under such circumstances. The Executive shall be entitled only to the Accrued Obligations, together with such rights as are provided for in the applicable benefits plan(s) in which the Executive participates.

14	Termination for Cause

14.1

The Company shall be entitled to terminate the Employment effective immediately without notice or payment in lieu of notice for Cause (as defined in this Section 14) by serving written notice (“Notice of Termination for Cause”).

14.2	“Cause” shall mean:

14.2.1

the Executive is convicted of any criminal offense which in the reasonable opinion of the Chairman of GSK plc or the GSK Board affects the Executive’s position as Chief Scientific Officer and President R&D (other than a motoring offence for which no custodial sentence is given to him); or

14.2.2

the Executive, in carrying out his duties under the Employment, is found to have engaged in significant misconduct (e.g., violation of regulation, law, or a significant GSK policy, such as the Code of Conduct) in the sole determination of the Company; or

14.2.3	the Executive shall become personally bankrupt or insolvent; or

14.2.4	the Executive shall be or become prohibited by law from being an employee, officer, or director; or

14.2.5	the Executive commits a material breach of any term of this Agreement.

14.3	Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

14.4

In the event that the Employment is terminated for Cause, the Employment shall terminate upon the date on which the Board serves Notice of Termination for Cause and, except as otherwise required by applicable law, the Executive shall be paid only previously earned compensation , up to the date of termination including reimbursement for expenses previously incurred and, save for the provisions of this Section 14.4, the Executive will have no claim for further compensation including incentive compensation or damages or any other remedy against the Company or any Group Company.

15	Termination by Notice Requirements, Additional Detail

15.1	Subject to Sections 13 and 14 of this Agreement, the Employment under the terms of this Agreement shall terminate on the occurrence of either:

15.1.1	The election of the Company, upon not less than 12 months notice in writing by the Company to the Executive in accordance with Section 3.1(ii); or

15.1.2	The election of the Executive, upon not less than 12 months notice in writing by the Executive to the Company in accordance with Section 3.1(iii).

Notwithstanding any other provision of this Agreement to the contrary, if, following delivery of the notice as required under Section 3.1(ii) or 3.1(iii), the Executive abandons his employment with the Company prior to expiration of the 12 month notice period, the Executive shall be entitled to receive only those payments set forth in Section 15.3 of this Agreement.

15.2

In the event the Employment terminates pursuant to Section 15.1.1, the Executive shall be entitled to receive the Accrued Obligations on or as soon as practicable following the Termination Date coinciding with the expiration of the 12 month notice period. Alternatively, the Company may, in its absolute discretion, lawfully terminate the Employment immediately upon delivery of the written notice set forth in Section 3.1(ii) and pay the Executive a cash payment equal to 100% of his annual base salary (as in effect immediately prior to the Termination Date), payable in a lump sum as soon as practicable on or following the Termination Date and any remuneration previously earned or deferred by the Executive (together with any accrued interest) and not yet paid by the Company.

15.3

In the event the Employment terminates pursuant to Section 15.1.2, or if the Executive abandons the Employment following delivery of the notice set forth in Section 3.1(ii) or 3.1(iii) but prior to expiration of the 12 month notice period, except as otherwise required by applicable law, the Executive shall be entitled only to payment of all previously earned or deferred compensation then due and owing under this Agreement, up to the Termination Date, any unpaid bonus pertaining to the previous financial year, and reimbursement for expenses previously incurred and, save for the provisions of this Section 15.3, the Executive will have no claim for damages or any other remedy against the Company or any Group Company. In the event the Executive abandons the Employment following delivery of the notice set forth in Section 3.1(ii) or 3.1(iii) but prior to the expiration of the 12 month notice period, the Company may terminate the Employment effectively immediately and bring forward the Termination Date and, in this event, the Company agrees not to pursue any claim for damages arising out of the Executive’s abandonment of the remaining notice period, save for its rights to enforce any other Section or Appendix of this Agreement including, but not limited to, Sections 10, 11, 12, 16, and 27 and Appendix 3 and 4, which are unaffected. The amounts described in this Section 15.3 shall be paid as soon as practicable on or following the Termination Date.

16	Restrictions during and after Termination of Employment

16.1	In this Section:

“Restricted Business” means any existing or prospective lines of business, any division, any business unit, or any product or service of the Group with which the Executive worked, or which the Executive supported, during the last 12 months of the Employment.

“Restricted Period” means any period during which the Executive is employed by the Company and the period of 12 months commencing on the Termination Date. In the event the Employment is terminated by Notice under paragraphs 15.1 and 3.1(ii) or 3.1(iii), the 12 month period is reduced by any time period between the delivery of Notice and the Termination Date itself.

16.2

The Executive will acquire Confidential Information and personal knowledge of and influence over customers, clients and employees of the Company, GSK plc and its Group Companies during the course of the Employment. The improper disclosure or use of such information or knowledge by the Executive would cause the Group irreparable harm. To protect these interests, and prevent such harm, the Executive agrees with the Company and GSK plc that the Executive will be bound by the following covenants:

16.2.1

During the Employment, the Executive will not be employed by, affiliated with (except as the holder, directly or indirectly, of less than 5 per cent of the shares) work for, or render services similar to those which the Executive is involved during the Employment on behalf of, any firm or business organization that competes or is planning to compete with the Restricted Business, or render services to, or assist in any way, any competitor of the Group by working on or having any involvement with products or services that are similar to the Restricted Business.

16.2.2

During the Employment, the Executive will not canvass, solicit or induce any customer, client or vendor of the Company or any Group Company to become a customer, client or vendor of any other person, firm, or corporation other than the Group with respect to the Restricted Business. After the Executive’s Employment with the Company, the Executive will not use Confidential Information to canvass, solicit or induce any customer, client or vendor of the Company or any Group Company to become a customer, client or vendor of any other person, firm, or corporation other than the Group with respect to the Restricted Business.

16.2.3

During the Restricted Period, the Executive will not interfere or endeavor to interfere with the continuance of the provision of goods or services to the Company, or any Group Company, by any supplier which was a supplier of goods or services to the Company, or any Group Company during the last 12 months of the Employment.

16.2.4

During the Restricted Period, the Executive will not solicit or attempt to solicit any officer, director, senior employee or senior consultant of the Group to leave the Group to join or perform services on behalf of any other person or entity.

16.3

Each of the obligations imposed on the Executive by this Section 16 extend to the Executive acting not only on his own account but also on behalf of any other firm, company or other person and shall apply whether the Executive acts directly or indirectly.

16.4

Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company, GSK plc or of any other Group Company (except to the extent agreed in writing by such a company).

16.5

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of this Section 16 is received and held in trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company or GSK plc.

17	Consideration and Reasonableness of Restrictions

17.1	The Executive acknowledges that the restrictions contained in Section 16 are supported by consideration in the form of compensation received by the Executive under this Agreement.

17.2

Each of the obligations on the Executive contained in Section 16 constitutes a separate and independent restriction on the Executive notwithstanding that they may be contained in the same Section, paragraph or sentence.

17.3

Should the restrictions contained in Section 16 be found to be void but would be valid if some part thereof were deleted or the period or radius of application reduced, then such restriction shall apply with such modification as may be necessary to make it valid and effective. In particular, the Executive agrees that the restrictions are reasonable and necessary for the protection of the Company and the Group Companies.

17.4

If the Executive shall, during the Restricted Period, receive from any person, firm or company, an offer to provide services in any capacity whatsoever, or to enter into employment where acceptance of such offer, or the taking of such employment, might render the Executive in breach of the provisions of this Agreement, the Executive shall promptly advise the offeror of the existence of the restrictions set forth in Section 16 of this Agreement.

17.5

The Executive acknowledges that the Company may have no adequate remedy at law and would be irreparably harmed if the Executive breaches or threatens to breach the provisions of Section 16 above and, therefore, agrees that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of Section 16 above, and to specific performance of the terms of each such Section in addition to any other legal or equitable remedy it may have. The Executive further agrees that he shall not, in any equity proceedings involving the Executive relating to the enforcement of Section 16 above raise the defense that the Company has an adequate remedy at law. Nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have.

18	Severability

In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

19	Successors and Assigns

19.1

This Agreement shall be binding upon and inure to the benefit of the Company or any corporation or other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case “Company”, as used in this Agreement, shall mean such corporation or other entity. The foregoing shall not relieve the Company of any of its obligations under Section 15 of this Agreement. The rights of the Executive shall inure to the benefit of his heirs, executors, administrators and other personal representatives.

19.2	The Executive may not assign this Agreement or any part of it, or any rights thereunder or delegate any duties to be performed by him under it to anyone else.

20	Survivorship

To the extent contemplated by this Agreement, respective rights and obligations of the parties set out in this Agreement shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

21	Notices

Any notice (including any notice of termination of the Employment) required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or sent by courier, duly addressed to the party concerned at such address as the party may notify to the other. Any notice delivered personally under this Section 21 shall be deemed given on the date delivered and any notice sent by courier shall be deemed given on the date delivery is recorded by such courier.

22	Entire Agreement

22.1

This Agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

22.2	Neither party’s rights or powers under this Agreement will be affected if:

22.2.1	one party delays in enforcing any provision of this Agreement; or

22.2.2	one party grants time to the other party.

23	Amendment or Modification; Waiver

No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing, signed by the Executive and by a duly authorised officer of the Company who shall supply the Executive with evidence of such authority.

24	Withholding

Anything to the contrary notwithstanding, all payments required to be made by the Company under this Agreement to the Executive, or to his estate or beneficiaries, shall be subject to withholding of such amounts relating to taxes as the Company may be required to withhold pursuant to any applicable statute, law or regulation.

25	Indemnification and Insurance

25.1

The Company agrees that if the Executive is made a party or is threatened to be made a party to any action, suit, proceeding or governmental or other investigation by reason of the fact of the Employment or that he is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Group Company or entity except for any action instigated by the Company or the Executive (a “Proceeding”), he shall be indemnified by the Company to the fullest extent permitted by applicable law against all expenses, liabilities and losses reasonably incurred or suffered by the Executive in connection with such a Proceeding (including any tax payable by the Executive as a result of payments made by the Company pursuant to this indemnity), including, without limitation, payment of expenses incurred in defending a Proceeding prior to the final disposition of such Proceeding; PROVIDED, however, that written notice of such Proceeding is given promptly to the Company by the Executive and the Company is permitted (where appropriate) to participate in and assume the defence of such Proceeding. The provisions of this Section 25 shall survive the termination of the Employment and shall be in addition to any other rights to indemnification to which the Executive may from time to time be entitled, whether under any applicable insurance policies or otherwise.

25.2

The Company will provide the Executive with Legal Expenses Insurance and Directors’ and Officers’ Liability Insurance under the Company’s policy current from time to time in force subject to such cover being available at reasonable commercial rates.

26	Collective Agreements – Disciplinary Rules and Procedures

There are no collective agreements which directly affect the terms and conditions set out in this Agreement.

The Company’s harassment and bullying policies, disciplinary rules and procedures and grievance procedures, as in force from time to time, shall apply to the Executive. The Company reserves the right to leave out any or all of the stages of those rules and procedures where it considers it appropriate to do so.

27	Executive Financial Recoupment Policy

The Company’s standard policy on financial recoupment shall apply to the Executive. The current policy titled Executive Financial Recoupment Policy is attached as Appendix 4 and incorporated by reference herein.

28	Data Protection

The Executive consents to the Company or any Group Company holding and processing both electronically and manually the data it collects which relates to the Executive for the purpose of the administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations. The Executive also consents to the transfer of such personal information to other offices the Company may have or to a Group Company or to other third parties whether or not outside the United States for administration purposes and other purposes in connection with the Executive’s Employment where it is necessary or desirable for the Company to do so.

29	Section 409A

29.1

It is the intention of the parties to this Agreement that no payment or entitlement pursuant to this Agreement will give rise to any adverse tax consequences to the Executive under Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including that issued after the date hereof. The Agreement shall be interpreted to that end and, consistent with that objective and notwithstanding any provision herein to the contrary, the Company may take any action it deems necessary or desirable to amend any provision herein to avoid the application of or excise tax under Section 409A, after giving the Executive reasonable notice and opportunity to comment. Further, no effect shall be given to any provision herein in a manner that reasonably could be expected to give rise to adverse tax consequences under Section 409A of the Code.

29.2

Any annual cash bonus that the Executive shall become entitled to receive hereunder for any calendar year shall be paid by the Company at such time and in such manner that annual bonuses are paid to other senior executives of the Company, but not later than the March 15 immediately following the end of the applicable calendar year; provided it shall not be a breach of this Agreement if payment is made later in the year to the extent the bonus is not determinable by March 15 and payment is made by payroll no later than December 31 of such year.

29.3

All payments to be made upon a termination of Employment under the Agreement will only be made upon a “separation from service” under Section 409A of the Code. In no event may the Executive, directly or indirectly, designate the calendar year of payment. To the maximum extent permitted under Section 409A of the Code and its corresponding regulations, the amounts payable under the Agreement to be made upon termination of Employment are intended to meet the requirements of the short-term deferral exemption under Section 409A of the Code and the “separation pay exception” under Treas. Reg. §1.409A-1(b)(9)(iii). For purposes of the application of Treas. Reg. §1.409A-1(b)(4) (or any successor provision), each payment in a series of payments to the Executive will be deemed a separate payment.

29.4

Notwithstanding anything in this Agreement to the contrary, in the event that the Executive is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, any payment under this Agreement that constitutes deferred compensation subject to 409A of the Code and would otherwise commence to be paid as a result of the Executive’s “separation from service” (as defined in Section 409A of the Code and any Treasury Regulations promulgated thereunder), will not be made to the Executive before the lapse of six months after the date such payment would have been made but for this Section 29.4. Any payments that are postponed in accordance with this Section 29.4 shall be paid in a lump sum payment within 10 days after the end of the six month period. If the Executive dies during the postponement period prior to payment of the postponed amount, the amounts withheld on account of Section 409A of the Code shall be paid to the personal representative of the Executive’s estate within 60 days after the date of Executive’s death.

30	Governing Law

This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the Commonwealth of Pennsylvania. Each of the parties submits to the exclusive jurisdiction of the Commonwealth of Pennsylvania’s courts as regards any claim or matter under this Agreement.

31	Titles

Titles to the Sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any Section.

In witness whereof the parties hereto have executed this Agreement as a deed on the day and year first above written

GLAXOSMITHKLINE LLC

By: /s/ Dan Troy

Name: Daniel B Troy

Title: General Counsel and SVP

Date: December 8, 2017

HAL V. BARRON

/s/ Hal V. Barron

Date: 16 December 2017

Signed Sealed and Delivered by the said HAL V. BARRON in the presence of:	}/s/ Carol Cunningham

Name: Carol Cunningham Address